
2023 ANNUAL MEETING INVESTOR OUTREACH

MAY 17, 2023

2023 ANNUAL SHAREHOLDER MEETING

AGENDA

WHO WE ARE — Our Purpose

- Our Purpose: To generate and compound wealth over the long term for our clients—helping to achieve retirement outcomes, pay for education, fund charitable causes and improve people's lives.

- To achieve our purpose, we must continue to thoughtfully grow the business over the long term, while preserving a consistent environment in which our talented investment professionals can thrive.

- Successfully generating and compounding wealth over the long term for our clients leads to the generation of sustainable long-term outcomes for our shareholders.

WHO WE ARE — Our Approach

High Value Added Investment Firm	Talent Driven Business Model	Thoughtful Growth
Active Strategies	Designed for Investment Talent to Thrive	Active Talent Identification
Autonomous Franchises	Managed by Business Professionals	Entrepreneurial Commitment
Proven Results	Structured to Align Interests	Focus on Long-Term Global Demand

Since its founding, Artisan has built its business based upon a consistent philosophy and business model.

WHO WE ARE — Our Talent-Driven Business Model

Key Elements:

- Autonomy - Each investment team has complete autonomy over its investment process and decision-making.
- Tailored Environment, Support & Development
  - The environment in which each team operates is unique and individually tailored.
  - Each team is built and resourced—and eventually evolves—in the way that works best for the team.
- Economic alignment in the form of variable compensation and long-term incentive awards.



GROWTH TEAM
Dedicated Relationship Management
GLOBAL EQUITY TEAM
Dedicated Relationship Management
U.S. VALUE TEAM
Dedicated Relationship Management
INTERNATIONAL VALUE TEAM
Dedicated Relationship Management
GLOBAL VALUE TEAM
Dedicated Relationship Management
SUSTAINABLE EMERGING MARKETS TEAM
Dedicated Relationship Management
CREDIT TEAM
Dedicated Relationship Management
DEVELOPING WORLD TEAM
Dedicated Relationship Management
ANTERO PEAK GROUP
Dedicated Relationship Management
EMERGING MARKETS DEBT TEAM
Dedicated Relationship Management
Distribution & Client Service
Marketing & Communications
Business Operations
Human Capital
Finance
Information Technology
Securities & Trade Operations
Legal & Compliance
BUSINESS MANAGEMENT

Within each investment team, our model creates an ownership mindset marked by dedication, long-termism, integrity, accountability, economic alignment and pride.



EQUITY COMPENSATION PLANS

EQUITY COMPENSATION PLANS

- We are asking shareholders to approve the 2023 Omnibus Incentive Compensation Plan and the 2023 Non-Employee Director Plan.

  - Awards will be made to employees, including executive officers and investment professionals, under the 2023 Omnibus Incentive Compensation Plan ("2023 Omnibus Plan").

  - Awards will be made to non-employee directors pursuant to the 2023 Non-Employee Director Plan ("2023 Director Plan").

- The Omnibus Plan and Director Plan each contain provisions designed to protect stockholders' interests.

  - No evergreen feature
  - No repricing without stockholder approval
  - No discounted stock options or SARs

  - No excise tax gross-ups
  - No liberal share recycling
  - Administered by independent committee

- Our use of shares pursuant to equity plans has been, and will continue to be, thoughtful and prudent.

  - Our career vesting awards build up over time, strengthening alignment with stockholders over the long term, while reducing the impact of dilution to public stockholders.

  - Our introduction of franchise capital (cash-based) awards for investment teams has reduced the number of shares granted each year, while also enhancing the alignment of investment professionals with their clients.

  - Use of full value awards with long-term vesting conditions provides a straightforward, easy to value incentive to grow business value over the long-term.

- To ensure there is no interruption in the Company's annual long-term incentive award practices, we ask stockholders to:

  ✓ Vote FOR the 2023 Omnibus Incentive Compensation Plan
  ✓ Vote FOR the 2023 Director Plan



EXECUTIVE COMPENSATION (SAY-ON-PAY)

EXECUTIVE COMPENSATION PROGRAM — Incremental Changes

- Our approach to executive compensation has, over the course of the firm's history, successfully supported the long-term growth of the business.
- Changes to our executive compensation program must be thoughtfully developed and carefully implemented to ensure the program continues to support Who We Are.



2013
2015
2017
2019
2021
2023
Initial Public Offering
First Grant of Career Vesting Equity Awards
Adopted Clawback Policy and Equity Ownership Guidelines
First and Only Increase in Executive Base Salary
First Grant of Performance Share Units (PSUs)
Approved Cap on Aggregate Performance-Based Pay
Letter from Compensation Committee on Philosophy & Approach
Approved Individual Cap on Performance-Based Pay
Grant of Restricted Stock in Lieu of PSUs

EXECUTIVE COMPENSATION PROGRAM — Incremental Changes

- In response to shareholder feedback received during 2022, we enhanced our executive compensation program as follows.

  - Disclosed information regarding 2022 key priorities, together with 2022 key accomplishments, to provide additional transparency into the Board's assessment of executives' achievements relative to these goals.

  - Determined maximum individual amounts of total performance-based compensation for 2022. Negative discretion used by Compensation Committee to arrive at actual amounts.

  - Given the process enhancements and nature of the awards described above, we reported performance-based cash bonuses as non-equity incentive plan compensation and expect to continue to do so going forward.

- After careful consideration of how best to tie executives' compensation to the firm's purpose and the drivers of its long-term success, the Compensation Committee determined to grant restricted stock to all executive officers for 2022, rather than granting performance share units to Mr. Colson, Mr. Gottlieb and Mr. Krein as in prior years.

  - Consistent with past practice, one-half of the restricted shares granted to our executives vest pro-rata over five years from the date of grant and the other half vest, with certain exceptions, upon a qualified retirement.

- The Compensation Committee welcomes feedback and will continue to consider enhancements to the executive compensation program in the future.

EXECUTIVE COMPENSATION — Say-on-Pay Proposal

- We believe the key principles underlying our executive compensation program ensure focus on our single purpose as a firm—to generate and compound wealth over the long term for clients.

- Our differentiated approach:

  - Supports long-term value creation and sustainable growth

  - Aligns interests with all our stakeholders—shareholders, clients and investment talent

  - Prioritizes our most critical employees—investment professionals

  - Responds to global market conditions

- There is more than one way to effectively structure executive compensation—executive compensation programs should appropriately reflect the philosophy and culture of an individual business.

- Our approach has, over the course of the firm's history, successfully supported our purpose and the long-term growth of the business.

- We believe it will continue to support the firm, its clients and its shareholders well into the future.

✓ **Vote FOR Named Executive Officer Compensation (Say-on-Pay)**



APPENDIX—EXECUTIVE COMPENSATION PROCESS

EXECUTIVE COMPENSATION — Pay for Performance Philosophy

- Executive compensation should be tied to the firm's purpose and the drivers of its long-term success.

- Executive compensation should be structured over long time horizons and based on long-term value creation.

- The vast majority of total compensation paid to executives should consist of performance-based cash bonuses and performance-based equity awards .

  - Base salaries—the only fixed component—are below peer median and have not increased since 2018 (the only increase).

- The Compensation Committee's approach to executive compensation reflects the following key principles.

Key Principles

1. The amount of performance-based compensation should initially be considered based on the accomplishment of strategic objectives and key priorities.

2. The amount of performance-based compensation should then be adjusted to reflect the firm's financial and operating results.

3. The mix of equity and cash performance-based compensation should serve to align executives' interests with those of the firm's clients, shareholders and key investment professionals.

4. Our approach to compensation should reflect Who We Are as a firm—a high value-added investment firm, designed for investment talent to thrive, and committed to thoughtfully growing over the long term.

Process Overview

- The key principles that underlie our executive compensation program are embedded within the Compensation Committee's comprehensive process for determining the amount and type of performance-based compensation for each executive officer.

First Quarter	Second Quarter	Third Quarter	Fourth Quarter
- Review strategic objectives and establish key priorities for year - Confirm key measures used to assess the firm's financial and operational performance for the year - Approve aggregate maximum amount of performance-based compensation for the year - Consider shareholder feedback	- Discuss status of strategic objectives and key priorities - Review key measures over multiple time horizons to assess firm's performance - Consider shareholder feedback	- Discuss status of strategic objectives and key priorities - Review key measures over multiple time horizons to assess firm's performance - Review say-on-pay vote result and consider shareholder feedback	- Discuss status of strategic objectives and key priorities - Review key measures over multiple time horizons to assess firm's performance - Consider McLagan's market analysis - Consider shareholder feedback
- Review executive officers' key accomplishments vis-à-vis strategic objectives and key priorities and consider amount of performance-based compensation - Review key measures used to assess the firm's performance and adjust performance-based compensation accordingly - Determine cash/equity mix of performance-based compensation			



Key Principle 1: The amount of performance-based compensation should initially be considered based on the accomplishment of strategic objectives and key priorities.

- The Committee reviews strategic objectives and sets key priorities in January of each year and establishes an upper limit on the amount of performance-based compensation.

Our Purpose: Generate and compound wealth over the long term for our clients			
Investments	Business Management	Financials	Sustainability
Strategic Objective: - Maintain our talent-driven business model and investment-focused culture by managing the alignment of, and resources for, the firm's investment professionals.	Strategic Objective: - Provide a distraction-free investment environment that allows our investment professionals to focus on delivering high value-added investment results.	Strategic Objective: - Navigate short-term market volatility with our financial model that emphasizes variable expenses, healthy operating margins and fee levels reflective of our high value-added investment.	Strategic Objective: - Promote and improve the sustainability of the firm, both in terms of its business model and investment activities.
Key Priorities: - Launch new and evolve existing investment strategies, as appropriate. - Explore new investment teams and talent in pursuit of thoughtful growth.	Key Priorities: - Continue to evolve the distribution and marketing and communications functions to enhance support of our investment teams and address digital advances in technology. - Enhance and streamline operations to align with the growing complexity of investments and support the needs of our investment professionals. - Continue to establish the Chief Administrative Officer role.	Key Priorities: - Manage financial alignment to our business model.	Key Priorities: - Execute on the firm's sustainability initiatives, including ESG and DEI.

- At the end of each year, the Committee assesses executives' performance relative to strategic objectives and considers the accomplishment of key priorities over both annual and long-term time horizons.

  - Performance-based compensation is considered, subject to further adjustment to reflect the firm's financial and operating results.

Key Principle 2: The amount of performance-based compensation should be adjusted to reflect the firm's financial and operating results.

- Virtually 100% of our revenue consists of investment advisory fees paid based on the assets we manage for clients.

- The amount of assets we manage, and therefore the amount of revenue we earn, is largely dependent upon global market and economic conditions that are outside of our control.

- We cannot use predetermined formulas or set "target" levels of performance, as that would limit the ability to adjust performance-based compensation in response to rapidly changing market or economic conditions, which impacts our revenue on a delayed basis.



Adjusted measures are non-GAAP measures and are explained and reconciled to the most directly comparable GAAP measures in the appendix.

Key Principle 2 (cont'd): The amount of performance-based compensation should be adjusted to reflect the firm's financial and operating results.

- The Compensation Committee assesses the firm's financial and operating results by reviewing a number of key measures, over both annual and long-term time horizons.

Long-Term Growth and Value Creation	Stability and Predictability
AUM growth trends	Adjusted Operating Margin
Revenue growth trends	Average Management Fee
Sales growth trends	Investment Performance

- Performance-based compensation is adjusted (upward or downward) to reflect current market conditions.

- This approach:
  - Emphasizes long-term value creation, not short-term results
  - Provides flexibility to respond to rapidly changing market conditions

Key Principle 3: Determine cash/equity mix of performance-based compensation given existing alignment of interests.

- The vast majority of long-term incentive awards are made to the firm's most critical employees—investment professionals.

  - The result is a limited amount of equity available to be granted to executives each year and, generally, a larger proportion of performance-based compensation being paid in cash.



Long-Term Incentive Award

85% - 90% Investment Teams

10%-15% All Other Associates (including executives)

- When determining the mix of cash and equity, the Compensation Committee will consider the existing alignment of executive officers with clients, stockholders and key investment professionals.

- This approach may:

  - Provide more equity for executives and other key leaders that are still building an equity stake

  - Mitigate the need to sell equity upon vesting for liquidity or tax reasons

  - Provide executives with capital required to make significant after-tax investments in Artisan's investment strategies

Key Principle 4: Ensure executive compensation stays true to our philosophy and continues to reflect Who We Are as a firm.

- We utilize a tailored approach to executive compensation that remains true to our long-term orientation and the fundamental principles that represent Who We Are.

- Our differentiated approach to executive compensation can be illustrated by our use of career vesting awards.

  - Artisan CEO receives $1 million equity award each year for next five years— ½ career vesting and ½ five-year time vesting.

  - Hypothetical Peer CEO also receives $1 million equity award each year for next five years—all subject to four-year time vesting (generally the average vesting period amongst our public company peers).

	Total Equity at Risk[1]					
	Year One	**Year Two**	**Year Three**	**Year Four**	**Year Five ...**	**Year Ten**
Artisan	$1.00	$1.93	$2.78	$3.54	$4.22	$7.29
% of total comp[2]	14%	28%	40%	51%	60%	104%
Hypothetical Peer	$1.00	$1.77	$2.30	$2.58	$2.58	$2.58
% of total comp[2]	14%	25%	33%	37%	37%	37%

[1] In millions. Equity at risk assumes a 3% annual growth rate.
[2] Assumes total annual compensation of $7 million.

- Our approach:

  - Results in more equity at risk over the long term, with less dilution to shareholders

  - Incentivizes our CEO to manage for long-term sustainable value creation—not short-term results



NOTES AND DISCLOSURES

NOTES AND DISCLOSURES

Forward-Looking Statements

Certain statements in this release, and other written or oral statements made by or on behalf of the Company, are "forward-looking statements" within the meaning of the federal securities laws. Statements regarding future events and our future performance, as well as management's current expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. These forward-looking statements are only predictions based on current expectations and projections about future events. These forward-looking statements are subject to a number of risks and uncertainties, and there are important factors that could cause actual results, level of activity, performance, actions or achievements to differ materially from the results, level of activity, performance, actions or achievements expressed or implied by the forward-looking statements. These factors include: the loss of key investment professionals or senior management, adverse market or economic conditions, poor performance of our investment strategies, change in the legislative and regulatory environment in which we operate, operational or technical errors or other damage to our reputation and other factors disclosed in the Company's filings with the Securities and Exchange Commission, including those factors listed under the caption entitled "Risk Factors" in Item 1A of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 27, 2023, as such factors may be updated from time to time. Our periodic and current reports are accessible on the SEC's website at www.sec.gov. The Company undertakes no obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

Non-GAAP Reconciliations

Our management uses non-GAAP measures (referred to as "adjusted" measures) of net income to evaluate the profitability and efficiency of the underlying operations of our business and as a factor when considering net income available for distributions and dividends. These adjusted measures remove the impact of (1) net gain (loss) on the tax receivable agreements (if any), (2) compensation expense related to market valuation changes in compensation plans, (3) net investment gain (loss) of investment products,(4) the remeasurement of deferred taxes and, for certain historical periods as indicated, (5) pre-offering relating compensation and offering-related proxy expense. These adjustments also remove the non-operational complexities of our structure by adding back noncontrolling interests and assuming all income of Artisan Partners Holdings is allocated to APAM. Management believes these non-GAAP measures provide meaningful information to analyze our profitability and efficiency between periods and over time. We have included these non-GAAP measures to provide investors with the same financial metrics used by management to manage the Company. Non-GAAP measures should be considered in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. Our non-GAAP measures may differ from similar measures used by other companies, even if similar terms are used to identify such measures. Our non-GAAP measures that are presented herein are as follows:

- Adjusted net income represents net income excluding the impact of (1) net gain (loss) on the tax receivable agreements (if any), (2) compensation expense related to market valuation changes in compensation plans, (3) net investment gain (loss) of investment products, and (4) the remeasurement of deferred taxes. Adjusted net income also reflects income taxes assuming the vesting of all unvested Class A share-based awards and as if all outstanding limited partnership units of Artisan Partners Holdings had been exchanged for Class A common stock of APAM on a one-for-one basis. Assuming full vesting and exchange, all income of Artisan Partners Holdings is treated as if it were allocated to APAM, and the adjusted provision for income taxes represents an estimate of income tax expense at an effective rate reflecting APAM's current federal, state, and local income statutory tax rates. The adjusted tax rate was 24.7% for the years ended December 31, 2022 and 2021.

- Adjusted net income per adjusted share is calculated by dividing adjusted net income by adjusted shares. The number of adjusted shares is derived by assuming the vesting of all unvested Class A share-based awards and the exchange of all outstanding limited partnership units of Artisan Partners Holdings for Class A common stock of APAM on a one-for-one basis.

- Adjusted operating income represents the operating income of the consolidated company excluding compensation expense related to market valuation changes in compensation plans and, for certain historical periods, excludes offering related proxy expense and preoffering related compensation.

- Adjusted operating margin is calculated by dividing adjusted operating income by total revenues.

NOTES AND DISCLOSURES

Net gain (loss) on the tax receivable agreements represents the income (expense) associated with the change in estimate of amounts payable under the tax receivable agreements entered into in connection with APAM's initial public offering and related reorganization.

Compensation expense related to market valuation changes in compensation plans represents the expense (income) associated with the change in the long-term incentive award liability resulting from investment returns of the underlying investment products. Because the compensation expense impact of the investment market exposure is economically hedged, management believes it is useful to reflect the expected net income offset in the calculation of adjusted operating income and adjusted net income. The related investment gain (loss) on the underlying investments is included in the adjustment for net investment gain (loss) of investment products.

Net investment gain (loss) of investment products represents the non-operating income (expense) related to the Company's investments, in both consolidated investment products and nonconsolidated investment products, including investments held to economically hedge compensation plans. Excluding these non-operating market gains or losses on investments provides greater transparency to evaluate the profitability and efficiency of the underlying operations of the business.

The following table is a reconciliation between the presented non-GAAP measure and the most directly comparable U.S. GAAP measures. These measures are also described in the Company's Form 10-K for the year indicated.

	For the Years Ended December 31,										
	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Operating Income (GAAP)	$47.1	$(261.2)	$306.9	$282.4	$234.2	$286.4	$304.9	$283.5	$358.3	$540.5	$344.1
Add (less): Pre-offering related compensation - share-based awards	101.7	404.2	64.7	42.1	28.1	12.7	—	—	—	—	—
Add (less): Pre-offering related compensation - other	54.1	143.0	—	—	—	—	—	—	—	—	—
Add (less): Offering related proxy expense	—	2.9	0.1	—	—	—	—	—	—	—	—
Add (less): Compensation reversal (expense) related to market valuation changes in compensation plans	—	—	—	—	—	—	—	—	—	0.3	(3.8)
Adjusted operating income (Non-GAAP)	$202.9	$288.9	$371.7	$324.5	$262.3	$299.1	$304.9	$283.5	$358.3	$540.8	$340.3
Operating margin (GAAP)	9.3 %	(38.1)%	37.0 %	35.1 %	32.5 %	36.0 %	36.8 %	35.5 %	39.8 %	44.0 %	34.6 %
Adjusted operating margin (Non-GAAP)	40.1 %	42.1 %	44.9 %	40.3 %	36.4 %	37.6 %	36.8 %	35.5 %	39.8 %	44.1 %	34.3 %